Exhibit 99.1

	Masterworks 028, LLC

	Gross Artwork Sale Proceeds	$1,800,000.00
(+)	Cash on Balance Sheet	$120.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$1,800,120.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(175,100.00)
=	Distributable Proceeds to Class A Shares	$1,624,920.00
(/)	Total Class A Shares Outstanding	46,226 *
=	Distributable Proceeds per Class A Share	$35.15
(/)	Initial Offering Price per Class A Share	$20.00
=	Multiple on Invested Capital (MOIC)	1.76

	Offering period
	Cash Receipt Date	12/21/2022
(-)	Final Offering Close Date	2/3/2021
=	Days from final close to cash receipt	686
(/)	Days of year	365
=	IRR Period (in years)	1.88

	IRR Calculation
	MOIC	1.76
	IRR Period (in years)	1.88
	IRR	35.0%

*Reflects 1,276 Class A shares issued in respect of administrative service fees to Masterworks Administrative Services, LLC.